June 10, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Susan Block et al.

RE:	Bantek, Inc.
Withdrawal of Request for Acceleration of Effectiveness of Post-Effective Amendment to S-1
(File No. 333-230003)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on June 7, 2019, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for 4 p.m., Eastern Time, Tuesday, June 11, 2019.

We acknowledge the voice mail received by counsel, that the SEC is still reviewing the latest post-effective amendment, and are no longer requesting that such post-effective amendment be declared effective at this time.

We hereby formally withdraw our request for acceleration of the effective date.

Sincerely,

Bantek, Inc.

/s/ Michael Bannon
Michael Bannon
President